September 28, 2020

VIA EDGAR TRANSMISSION

Ms. Yoon Y. Choo

Mr. Quinn Kane

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Choo and Mr. Kane:

On July 31, 2020, the Registrant, on behalf of its series, the EAVOL NASDAQ-100 Volatility Overlay Fund and the Catalyst/Teza Algorithmic Allocation Fund (each a “Fund” and collectively, the “Funds”), filed an amendment to its registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on September 14, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: The Staff notes that the Funds have new names. Please make sure the new names are reflected on EDGAR.

Response: The Funds’ updated names will be reflected in the next filing on EDGAR.

Comment 2: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov. The Staff notes that in the Registrant’s response letter to Elisabeth Bentzinger dated December 16, 2019 regarding the Catalyst/Teza Algorithmic Allocation Income Fund, the Registrant stated that it would take this position into consideration when preparing future filings.

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Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Funds’ risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Since December 2019, market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Funds at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 3: The Staff notes that for both Funds, risk disclosure relating to the COVID-19 pandemic is included under “Market Risk” in their Item 9 disclosures, but not in their Item 4 disclosures. Please consider whether this disclosure should be included in the summary prospectuses. If the Registrant believes no additional disclosure is warranted, please explain supplementally why.

Response: The Registrant has given thoughtful consideration to the Staff’s comment and respectfully declines to amend its Item 4 disclosures. As noted by the Staff, the outbreak of COVID-19 is adequately disclosed in the Funds’ Item 9 disclosure of Market Risk. Given the temporal nature of the pandemic, and the fact that its existence and effects are well-known and reported around the world, the Registrant believes that further emphasis of the potential impact of COVID-19 on the Funds is unnecessary.

Comment 4: In the third paragraph under the heading “Converting Shares” on page 67 of the Prospectus, the first sentence appears to be missing a word.

Response: The Registrant has amended its disclosures to state the following:

Class C shares convert automatically to Class A shares after ten years (unless provided otherwise by your financial intermediary), provided that the financial intermediary through which you purchased Class C shares has records verifying that the Class C shares have been held for at least ten years.

EAVOL NASDAQ-100 Volatility Overlay Fund

Principal Investment Strategies

Comment 5: If the Fund will include derivatives in its 80% policy, please disclose in the Fund’s Item 4 and Item 9 disclosures that the Fund will value those derivatives, for purposes of the names rule, on a mark-to-market basis.

Response: The Registrant confirms that derivatives are included in the Fund’s 80% investment policy and has amended its disclosures to state the following:

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Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, in securities that constitute the NASDAQ-100 Index (“NDX”). For the purpose of this 80% policy, securities that constitute the NDX include the common stock of companies comprising the NDX, exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”) that track the NDX, and futures and options on futures on the NDX. The Fund will consider its investment in derivatives when determining its compliance with this test. The Fund generally invests in common stock using a near replication methodology, meaning it seeks to invest in most or all of the companies comprising the NDX in near or exact proportion to the weightings in the NDX. The NDX is a large-capitalization growth index comprised of the 100 largest domestic and international (including emerging markets) non-financial companies listed on the Nasdaq Stock Market based on market capitalization. The NDX is concentrated in the technology sector.

The Fund may also invest up to 20% of its assets in futures contracts on the Cboe Volatility Index (the “VIX Index”) (“VIX Futures”) and/or, the NASDAQ-100 Volatility Index (the “VolQ Index”) (“VolQ Futures”) when available for purchase, options on VIX Futures or VolQ Futures, and in cash and cash equivalents, including U.S. Treasury obligations, as a volatility overlay to hedge against the Fund’s exposure to the NDX. Volatility is the variation of a trading price over a period of time. The VIX Index is a measure of the stock market's expectation of volatility based on S&P 500 Index options and is calculated and disseminated in real-time by the Chicago Board Options Exchange (the “Cboe”). The VIX Index is calculated based on roughly 30-day expiring S&P 500 Index options. The VolQ Index is a measure of the 30-day expected volatility in the market as expressed by the prices of certain options on the NASDAQ-100 Index. The Fund may hold both long and short positions in VIX Futures and VolQ Futures at the same time.

The Fund invests in VIX Futures by utilizing the same methodology as the Equity Armor Investments VOL 365 Strategy (the “EAVOL Strategy”), an strategy based on a proprietary VIX futures trading strategy that seeks to correlate to VIX futures returns. The Fund ~~and will~~ seeks to achieve approximately two-thirds of the return of the EAVOL Strategy for this component of the Fund’s portfolio. The EAVOL Strategy was created by the Sub-Advisor and is constructed pursuant to a rules-based volatility analysis that identifies investments that present the least potential for time decay, i.e., the decline in the value of a contract over the passage of time, while maintaining the highest correlation to VIX Index price movement each day. Historically, the VIX Index negatively correlates to equity price movement. Therefore, the EAVOL Strategy may appreciate during times of downward equity

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prices or when market forecasts expect movement in equity prices ~~implied volatility expectations, of equities rise~~. Likewise, when equity prices appreciate or when the market does not expect movement in equity prices, ~~implied volatility expectations decline,~~ the EAVOL Strategy is likely to decline in value. Volatility analysis includes the study of price, momentum, future curves, as well as recurring price patterns. The EAVOL Strategy consists only of VIX Futures. The components of the EAVOL Strategy are rebalanced on a daily basis. The Fund rebalances this component of the portfolio on a daily basis in order to closely track the EAVOL Strategy. The VIX Futures in which the Fund invests generally have expirations of less than 90 days at the time of purchase.

The Sub-Advisor may choose to trade securities related to the VIX Index or VolQ Index, such as index futures or options on index futures of the S&P 500 and NASDAQ, respectively, in order to achieve the volatility overlay to the Fund’s equity exposure, if the Sub-Advisor determines that these securities track EAVOL model allocations better. The use of such index futures and options thereon will typically be used in adverse market conditions. Because index options provide a proxy for the index and index Futures, index options correlate to index futures. The Sub-Advisor may choose to trade such securities in place of, or in addition to, index futures.

The volatility overlay aims to minimize possible losses that are common in stock indexes so that investors might be able to ride-out market swings in pursuit of their long-term investment objectives. The volatility overlay is a form of portfolio insurance that, like all forms of insurance, has an associated cost. If the NDX rises for a long period of time, the volatility overlay may never show any gains. The Fund’s strategy has no annualized target for volatility it seeks to achieve under normal circumstances.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance.

~~At time of purchase, the equity options component’s target allocation is between 0.5% and 7.5% while the fixed income component’s target allocation is between 92.5% and 99.5%. The equity option component is designed to provide 100% notional exposure to the S&P 500 Index (the “Index”) with a level of hedge on the downside and participation on the upside to a certain cap. As the Index increases, the strategy seeks to increase the level of hedge on the downside and the cap on the upside.~~

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The Registrant respectfully declines to amend its disclosures to state that derivatives will be valued on a mark-to-market basis. The Fund may account for a derivative position by reference to its notional value in accordance with Rule 35d-1 under the 1940 Act. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n.13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional value provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if the mark-to-market approach is used because the mark-to-market value of the futures would be zero. However, if the notional value approach is used, configuration #2 would be consistent with Rule 35d-1 because both the stock portfolio approach and the futures approach would produce returns that could be expected to track the S&P 500 index.

Comment 6: The Fund discloses that it invests in common stock using “a replication methodology.” If the NASDAQ-100 Index (“NDX”) is currently concentrated, please disclose the industries in which the NDX is concentrated and add related investment risk disclosures.

Response: The Registrant refers to its Response to Comment 5. The Registrant has further amended its Item 4 disclosures to include the following risk and denoted “Sector Concentration Risk” as a principal risk in its Item 9 disclosures:

Sector Concentration Risk: Sector concentration risk is the possibility that securities within the same sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors.

o	Technology Sector Risk: Technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel.

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Comment 7: The Fund includes “volatility overlay” in its name. However, the principal investment strategy disclosures do not discuss volatility management. To more clearly connect the discussion in the second and third paragraphs of the strategy of the Fund’s volatility overlay strategy, please:

(1)	explain what volatility means;
(2)	specifically reference the volatility overlay strategy in the investment strategies discussion;
(3)	state what the volatility overlay strategy seeks to achieve and how the strategy will help the Fund achieve its investment objective;

(4) disclose the annualized volatility target the Fund seeks to achieve under normal circumstances or supplementally explain why it would not be appropriate to do so;

(5)	if a volatility target will be included, please clarify that target volatility is not a total return performance target; and
(6)	if accurate, please state that the volatility overlay strategy may limit the fund’s participation in NDX gains.

Response: The Registrant refers to its response to Comment 5.

Comment 8: Please clarify, if appropriate, that the Fund will hold both long and short position in VIX Futures.

Response: The Registrant refers to its response to Comment 5.

Comment 9: Please explain what the EAVOL Strategy is in the third paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 5.

Comment 10: Please explain in plain English the meaning of “time decay” and “implied volatility expectations” as used in the third paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 5.

Comment 11: The last paragraph of the section “Principal Investment Strategies” seems inconsistent with the Fund’s investment objective and principal investment strategies. Please delete this paragraph or explain supplementally why the paragraph should be retained.

Response: The Registrant refers to its response to Comment 5.

Ms. Yoon Y. Choo Mr. Quinn Kane September 28, 2020 Page 7

Principal Investment Risks

Comment 12: In the disclosure of “ETF Risk,” please add that shareholders of the Fund will bear the expenses of the Fund’s investments in ETFs as well as the Fund’s own operating expenses.

Response: The Registrant has amended its disclosures to state the following:

ETFs Risk. Like an open-end investment company (mutual fund), the value of an ETF can fluctuate based on the prices of the securities owned by the ETF, and ETFs are also subject to the following additional risks: (i) the ETF’s market price may be less than its net asset value; (ii) an active market for the ETF may not develop; and (iii) market trading in the ETF may be halted under certain circumstances. Shareholders of the Fund will bear the expenses of the Fund’s investment in ETFs as well as the Fund’s own operating expenses.

Comment 13: The disclosure of “Futures Contract Risk” mentions “forward or futures contracts.” Please delete “forward contracts” from the disclosures since they are not mentioned in the Fund’s principal investment strategies, or revise the principal investment strategies to include forward contracts.

Response: The Registrant has amended its disclosure of “Futures Contract Risk” accordingly.

Comment 14: In the disclosure of “Model and Data Risk,” the term “Benchmark” is undefined. Please define the term or clarify the reference to “Benchmark.”

Response: The Registrant’s has replaced the word “Benchmark” with “Sub-Advisor” in its disclosure of “Model and Data Risk.”

Comment 15: In the disclosure of “New Sub-Advisor Risk,” please delete the words “long-term” since there is no record of the sub-advisor performance as of the date of the prospsectus.

Response: The Registrant has amended its disclosure of “New Sub-Advisor Risk” accordingly.

Comment 16: In the disclosure of “Options Risk,” please explain “tracking risk” and “sub-strategy risk.”

Response: The Registrant has amended its disclosures to state the following:

Ms. Yoon Y. Choo Mr. Quinn Kane September 28, 2020 Page 8

Options are also subject to leverage and volatility risk, liquidity risk, tracking risk (the risk that an option’s returns will deviate from a benchmark), and sub-strategy risk (the risk that hedging sub-strategies will not perform as expected).~~]~~

Comment 17: Swaps do not appear to be a part of the Fund’s principal investment strategy. Please remove “swaps risk” or add corresponding disclosures in the Fund’s principal investment strategies.

Response: The Registrant has deleted the disclosure of “Swaps Risk” in the Fund’s principal investment risk disclosures.

Catalyst/Teza Algorithmic Allocation Fund

Fee Table

Comment 18: Please break out expenses associated with short sales as a separate line item in the Fee Table (as was done with in the Fee Table for EAVOL NASDAQ-100 Volatility Overlay Fund) or confirm supplementally that such expenses are included in “Other Expenses.”

Response: The Registrant states that the Fund incurred no interest/dividend expense for the fiscal year ended June 30, 2020 such that a separate line item in the Fee Table is unwarranted.

Principal Investment Strategies

Comment 19: Please consider whether the first sentence under the heading “Principal Investment Strategies” is missing a word after “volatility” as volatility is not an asset class.

Response: The Registrant has amended its disclosures to state the following:

The Fund provides exposure to major global asset classes including equity indexes, government bond interest rates, volatility indexes (for example, exposure to Cboe Volatility Index®), foreign currencies and/or commodities, such as energy, precious metals, base metals, agriculturals and grains

Comment 20: In the second sentence of the first paragraph under the heading “Principal Investment Strategies,” please explain how the Fund’s will invest those assets not invested directly or indirectly through its subsidiary.

Response: The Registrant has amended its disclosures to state the following:

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The Fund gains exposure to these asset classes by investing primarily, either directly or indirectly through its Subsidiary (as described below), in futures contracts. The Fund may also gain exposure to these assets by investing in exchange traded funds (“ETFs”) ~~primarily in futures contracts and also in ETFs~~.

Principal Investment Risk Disclosures

Comment 21: In the Fund’s disclosure of “Interest Rate Risk,” please disclose that that interest rates are at a historical low and explain the impact of such low interest rates on the Fund’s risk profile.

Response: The Registrant has replaced its disclosure of “Interest Rate Risk” with the following:

Interest Rate Risk.  Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. When interest rates are at historic lows, a heightened risk to the Fund is posed by the greater potential for rising interest rates to the extent the Fund’s portfolio includes longer-term fixed income securities.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 22: Please elaborate on the Fund’s disclosure of private letter rulings in the second paragraph under the heading “Subsidiary.” Please update the disclosure to discuss the position of the Internal Revenue Service since 2011 regarding wholly owned foreign subsidiaries that invest in commodity linked instruments.

Response: The Registrant has given the Staff’s comment thoughtful consideration and respectfully declines to amend its disclosures. The Registrant discloses that the Fund does not have a private letter ruling and explains that it is generating qualifying income in a manner consistent with the dictates of the Internal Revenue Code. The Registrant is unaware of any intention by Congress to amend the relevant sections of the Internal Revenue Code.

Comment 23: Please supplementally confirm the accuracy of the designation of principal and non-principal risks in the table on page 26-27 of the Prospectus.

Response: The Registrant has updated it disclosures to accurately reflect the principal and non-principal risks of the Funds.

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Comment 24: The tables in the Prospectus use a shorthand form of the Fund’s name that is not defined anywhere in the prospectus. Please update all tables to use the correct full name of the Fund.

Response: The Registrant has amended its disclosures accordingly.

Comment 25: To avoid duplicative disclosures, please delete the second sentence of the footnote on page 72 of the Prospectus because similar disclosure appears above the fee table. Please complete the net advisory fee received for the Catalyst/Teza Algorithmic Allocation Fund in the table.

Response: The Registrant has amended its disclosures to state the following:

	Contractual Advisory Fee	Net Advisory Fee Received	Expense Limitation*
EAVOL NASDAQ-100 Volatility Overlay Fund	1.25%	0.25%	Class A – 1.53% Class C – 2.28% Class I – 1.28%
Catalyst/Teza Algorithmic Allocation Fund	1.90%	0.00%	Class A – 2.24 % Class C – 2.99% Class I – 1.99%

* Applicable to all classes of shares unless otherwise noted. ~~Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment~~

Statement of Additional Information

Comment 26: Please ensure that the Prospectus and Statement of Additional Information are dated similarly.

Response: The Registrant has dated the Prospectus and Statement of Additional Information for September 29, 2020.

Comment 27: Please confirm the accuracy of the page references in the Table of Contents.

Response: The Registrant has updated the Table of Contents.

Ms. Yoon Y. Choo Mr. Quinn Kane September 28, 2020 Page 11

Comment 28: The Class C share expense limitation for the Catalyst/Teza Algorithmic Allocation Fund appears to be incorrect on page 37. Please confirm its accuracy.

Response: The Registrant has corrected the expense limitation for Class C shares of the Catalyst/Teza Algorithmic Allocation Fund to be 2.99%.

Comment 29: Please delete the footnote to the second table on page 37 that the Catalyst/Teza Algorithmic Allocation Fund has not yet commenced operations.

Response: The Registrant has updated its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser